DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05048928

March 24, 2005

Carl Wright
420 East Woodland Ave.
Springfield, PA 19064

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2005

Re: General Motors Corporation
Incoming letter dated February 28, 2005

Dear Mr. Wright:

This is in response to your letter dated February 28, 2005, which we received on March 7, 2005, concerning the shareholder proposal submitted to GM by Carl Wright. On March 6, 2005, we issued our response expressing our informal view that GM could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
MAR 2 5 2005
1086

cc: Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

PROCESSED
MAR 3 0 2005
B
THOMSON
FINANCIAL

46545

RECEIVED
2005 MAR -7 PM 3:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

420 East Woodland Ave
Springfield, PA 19064
610-543-4927
February 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Ladies and Gentlemen:

Please incorporate the following response while considering The General Motors Corporation's request for permission to omit **The GM Restructuring Proposal** from GM's proxy materials for the upcoming 2005Annual Meeting of Stockholders. General Motor's request to omit pursuant to paragraph (j) of Rule 14a-8 lacks merit, would deprive shareholders the right to vote and act in their best interests and sets the stage for confusion and discontent among GM shareholders as I am seriously considering making the four shareholder proposals public, if the restructuring proposal is omitted.

The request lacks merit as GM is well aware the I am a bonifide shareholder of GM common stock; GM is well aware that I have been a shareholder for many years; GM has sent numerous proxies over the years for my consideration as a shareholder. GM does not deny in its petition that I am a shareholder with sufficient holdings to submit a proposal, as GM is fully aware that as a matter of fact, I do hold a sufficient amount of shares. The records submitted showing holdings in GM are printed from the records of GM's SSPP designated record keeper, Fidelity Investments. GM's request to omit **The GM Restructuring Proposal** lacks merit.

The request to omit **The GM Restructuring Proposal** would deprive shareholders the right to vote and act in their best interests. I would suggest that the real reason for wanting to exclude the proposal is found in line two of GM's request to omit; 'The proposal would require General Motors to restructure by separating several of its operations and distributing all or some of their ownership to GM Stockholders'. The proposal does call for a comprehensive restructuring and distribution of assets to shareholders, but these assets are already owned by the shareholders. The proposal seeks a restructuring and distribution for the purpose of allowing existing shareholders to fully realize the hidden wealth and asset base within The General Motors Corporation.
I anticipate a sharp drop in the value of GM common stock as earnings and market share deteriorate. I question the safety of GM's $2 yr/share dividend going forward while at the same time recognizing the value of a restructured GM in terms of its various assets and subsidiaries. The restructuring, upon completion, would allow shareholders to realize significant appreciation in their investments in GM common stock. Some will argue that such an undertaking would trigger a downgrading of GM debt to junk and a further downgrading of GMAC debt obligations to near junk. In my opinion this is going to happen regardless of the restructuring. Rather than have shareholders face a collapse in the value of their GM shares, I argue for a restructuring and the unlocking of the hidden asset value. I would argue that

a restructured GM would; force GM to deploy long overdue draconian cost cutting efforts; allow for a cut in the cash dividend at the time of the restructuring; allow GM Management to focus its efforts on returning GM's Automotive operations to sustained profitability.

If GM's stock price is going to drop due to a drop in sales, earnings and market share, cuts in bond ratings and unrelenting competition, why not restructure? The present strategy does not appear to have a silver lining for shareholders. Allowing GM shareholders their right to act and vote on **The GM Restructuring Proposal** should be paramount.

Although I appreciate the option to voice a shareholder proposal through inclusion in the proxy materials during a shareholder meeting, these items really should be placed in the purview of shareholders regardless of the GM Management's objections and incumbent self interests. Accordingly, if omission of **The GM Restructuring Proposal** is granted, it is likely that the details of all four of the proposals initially submitted will be made public. I have attached the four proposals along with follow-up correspondence dated January 2, 2005.

The request to omit **The GM Restructuring Proposal** should be rejected. The request to omit lacks merit, deprives shareholder of their right to vote and act in their best interests and could result in confusion and shareholder discontent if shareholders become aware that GM omitted a lucrative restructuring proposal.

Please inform me as to the Staffs decision concerning the validity of GM's request to omit the proxy from General Motors' 2005 Annual Meeting of Shareholders. In the event that the proposals are made public, a broad based press distribution to both media and financial market participants is anticipated during non trading hours.

Sincerely,



Carl B. Wright

Cc: Anne Larin, GM

420 East Woodland Ave.
Springfield, PA 19064
January 2, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C25-C22
300 Renaissance Center
P. O. Box 300
Detroit, Michigan 48265-3000
Fax 313-665-4978

Dear Ms. Larin:

Thank you for responding to my submittal of shareholder proposals for inclusion in the 2005 GM proxy statement. I have attached relevant account information displaying my shareholdings in GM common stock. It is my intent to hold at least the minimum dollar amount of GM common stock and to present, endorse and fully support the proposal at the upcoming 2005 GM Shareholder meeting.

Accordingly, I am exercising my right as a GM shareholder, per the parameters of the 2004 proxy instructions and the governing bylaws of the General Motors Corporation, to have **The GM Restructuring Proposal** included in the 2005 GM proxy materials.

I was disappointed to see that only one proposal is allowed, however I can see that good reasons exist for the restriction. Although I appreciate the option to voice a shareholder proposal through inclusion during a shareholder meeting, these items really should be considered and reviewed by the Board of Directors of The General Motors Corporation, regardless of the shareholder proposal/proxy venue.

Accordingly, it is my intent to communicate directly with The Board of Directors of The General Motors Corporation concerning:

- A comprehensive restructuring of General Motors and the distribution to shareholders of underlying assets, including the issuance of shares in some of GM's subsidiaries.
- A request for the creation of a Director of Repossession Agency Oversight, as the public disclosure of the continuation of certain unlawful acts would trigger massive state and federal investigations and a likely downgrade of certain GM debt to junk status.
- A thorough review of the proposal to mark to market the value of automotive loan assets during the lending process, risk can be mitigated, losses reduced.
- A review of the proposal to verify credit applicant incomes and report in the company's 10Q and 10K filings, the amounts of automobile acceptances originated to A, B, C, D, E tier and subpar credit applicants relative to the total portfolio originated in each reporting period.
- Other matters of concern.

If you have any questions, please contact me in writing or by phone at 610-543-4927.

Sincerely,

Carl Wright

fax, expml

Restructuring Proposal

"Resolved: shareholders request that our Board of Directors seek shareholder approval for the restructuring of the General Motors Corporation.

The Proposal is as follows:

The GM Electro-Motive (GMEM) unit will be spun out to shareholders. The locomotive unit will become a stand-alone, publicly traded company.

Onstar Communications will be separated into a stand-alone publicly traded company, 20% will be spun out to shareholders.

GMAC's Insurance operations will be separated from GMAC Financial Services. The insurance operations will be sold in lieu of equity in another publicly traded insurance company. Proceeds will be distributed to shareholders. GMAC will continue to market insurance products, garnering commission equivalents.

The GMAC Mortgage businesses will be separated from GMACFS. The mortgage operations will be sold in lieu of an equity stake in a publicly traded financial company. The equity will be distributed to shareholders.

The factoring unit will be liquidated, proceeds distributed to shareholders.

Spin off 40% of GMAC to existing shareholders in the form of a tracking stock(GMF). The spin off of GMF will not include the factoring, insurance or mortgage assets.

The GM Real Estate Investment Trust (GMREIT) is to be formed with the Renaissance Center complex as its cornerstone. The trust will be structured as a real estate investment trust and publicly listed, 40% of GMREIT will be spun out to shareholders.

The Allison Transmission unit is to be partially spun off. 30% will be spun off. Allison Transmission will become a publicly listed stand-alone company.

A distribution of cash, not a dividend, in the amount of $8 per share will be distributed to shareholders from GM's large cash position.

The restructuring is to be completed in less than one year following shareholder approval; the cash distribution is to be paid within 3 months following shareholder approval; the GM REIT shares will be spun out to shareholders within 6 months of the shareholder approval of the restructuring. The Board of Directors and Management will strive to achieve the greatest value for the factoring, mortgage and insurance assets;

avoiding taxation to shareholders through the pursuit of tax fee distribution approvals from the IRS.

The failure of a portion of the proposal to not proceed due to legal, statutory or any other impediment, shall not be cause to impede the balance of the restructuring proposal or serve as reason to preclude the proposal from being included in the 2005 proxy.

The restructuring will allow shareholders the opportunity to realize the hidden value of the underlying assets of The General Motors Corporation. I hope that the Board of Directors has the insight to see that the adoption of the proposal would substantially increase shareholder value, while allowing management the opportunity to focus on the automotive business.

I urge shareholders to **VOTE YES FOR THE GM RESTRUCTURING PROPOSAL.**

Shareholder Proposal – Director of Repossession Agency Oversight

"Resolved: Shareholders request that our Board of Directors seek shareholder approval to provide for the creation of a repossession agency oversight director position and the disallowance of the purchase of any investigative, skip tracing or any other adhoc services that may result in the complicity of or direct involvement of GMAC employees in criminal activity including, but not limited too:

- The breaking of unpublished phone numbers to obtain a customers address
- The breaking of post office boxes to obtain a customers address
- The purchasing a 'pen register' or an equivalent list of phone numbers dialed from a private phone
- The accessing of utility bill information for the purpose of obtaining private information, including a customers address

Although these acts were addressed in an internal memo directing all employees to not participate in the commission of the these unlawful acts and to stop purchasing these services from repossession companies, GMAC continues to purchase investigative services, the services are itemized, invoiced and paid for as adhoc investigative services.

These practices are wrong and could if prosecuted at the state and federal level result in actions and penalties placed upon GMAC including heavy fines, penalties and the possible revocation of State banking licenses. The ramifications including a possible public backlash could be enormous, costing the company hundreds of millions of dollars and possible billions of dollars. This becomes more apparent as most of the individuals these trespasses occurred against in the past were minorities, many of them lower income blacks. Often companies caught up in the commission of criminal acts, especially against minorities, have faced national boycotts and have incurred a heavy price for the wrongdoing.

The Director of Repossession Agency Oversight, reporting directly to GMAC's Chief Operating Officer, will be charged with the mission of directing the auditing of the purchasing of repossession agencies services to insure that investigative services are not being purchased or condoned by GM/GMAC employees.

I urge all GM shareholders to VOTE YES to approve the creation of a Director of Repossession Agency Oversight position and the elimination of the purchasing of investigative services of any kind from repossession companies.

Shareholder Proposal – Credit Verification and Transparency

"Resolved: Shareholders request that our Board of Directors seek shareholder approval to require GMAC to verify automotive credit applicant incomes and report in the company's 10Q and 10K filings, the amounts of automobile acceptances originated to A, B, C, D, E tier and subpar credit applicants relative to the total portfolio originated in each reporting period.

The lack of income verification and the knowledge of this lack of verification by automotive dealership personnel has resulted in less than honest reporting of income by both prospective automotive loan applicants and the sales and finance dealer specialists that assist in obtaining automotive installment credit from GMAC.

This has resulted in additional risk and considerable credit failure losses to GMAC. This problem is compounded by GMAC'S decision to aggressively extend credit in an attempt to stop further erosion in its new car market share. Often these unverified credits become repossessions, some with only one, two or no payments paid. There are documented instances that provide clear proof of intentional and deliberate fraud perpetrated by credit customers and dealership personnel to mislead and induce GMAC to advance automotive credit, accomplishing the sale of the automobile. GMAC automotive lending should require the verification of credit applicant incomes, this will go along way towards avoiding unnecessary risk and avoidable losses.

In addition, GMAC should report in the company's 10Q and 10K filings, the amounts of automobile acceptances originated to A, B, C, D and E tier credit applicants relative to the total portfolio originated in each reporting period. In order to better judge the risks inherent in a lending enterprise as large as GMAC, GMAC should be required to report the gross amount and the percentage of the originated portfolio represented by A, B, C, D, E tier and subpar automotive acceptances.

With GM's credit rating downgraded to one notch above junk status, this transparency should help the credit markets better gauge the risk and desirability of GMAC's secured automotive credit offerings going forward. A greater level of transparency may placate investors and induce them to remain supporters of GMAC's secured automotive loan offerings. These secured loans will be GM/GMAC's lifeline in the event that GM's credit rating is cut to junk status; GMAC should proactively take steps to increase transparency.

I urge all shareholder to VOTE YES for the proposal requiring GMAC to verify automotive credit applicant incomes and report in the company's 10Q and 10K filings, the amounts of automobile acceptances originated to A, B, C, D, E tier and subpar credit applicants relative to the total portfolio originated in each reporting period.

VOTE YES for this shareholder proposal.

Shareholder Proposal – Mark to Market Automotive Loan Collateral

"Resolved: Shareholders request that our Board of Directors seek shareholder approval to make modifications to GMAC systems, software and procedures to allow for the underlying automotive asset value to be properly marked to market for both new and used vehicles during the loan origination process.

In underwriting the loan, the estimated dealer cost or EDC is an item that is reviewed as it is relevant, it gives the loan analyst an indication of the cost of the automobile versus the loan amount being requested for approval.

The estimated dealer cost (EDC) is provided by the dealer without any automated verification being completed by the purchasing software or the lending analyst. EDC is the dealer's price off of the invoice. The dealership can put in a figure greater than MSRP, let alone dealer cost, and the software will not question or red flag the item. The estimated dealer cost field does not automatically adjust for program rebates that apply to the unit being financed. If a unit is financed at a market rate, and a rebate is available, the unit is eligible for a factory program rebate. The problem is that the EDC is never unadjusted for the rebate. The EDC used in the loan process does not really reflect the true value of the unit if it were marked to market. However this higher EDC, non-rebate adjusted, is used as part of the loan process. This leads to the car being over financed, where over financed is defined as a loan value in excess of the real marked to market value of the car or truck. This over financing is not healthy for GMAC's portfolio; it leads to more risk and ultimately higher losses in the event of a default.

In the case of used vehicles, although GMAC has systems that can automatically value a car or truck based on its vehicle identification number, the system allows the dealership to provide the dealer's estimated cost. The system does not check its validity, nor is an attempt made to judge the value of the used vehicle based on the mileage. This can result in a dramatically overstated dealer cost and excess lending relative to the marked to market value of the automobile; and excessive and unnecessary risk exposure on the part of GMAC.

Modifications need to be made to mark the value of a new automobiles to market, adjusting for rebates; used cars valuations need to be properly evaluated based on model, equipment and mileage. Subjective estimated dealer cost figures should not be accepted as input into the loan process. The dealer should not be allowed to enter these figures, they should be system generated to avoid less than honest behavior and to insure that the estimated dealer cost is a valid and realistic figure. This will allow for a mitigation of risk, in terms of reducing the excesses in the loan value of the portfolio relative to the marked to market value of the portfolio. Loss exposure and real losses would move down significantly, ultimately profitability would rise measurably.

I urge all shareholder to VOTE YES to this proposal to make modifications to GMAC systems, software and procedures to allow for the underlying automotive asset value to be properly marked to market for both new and used vehicles during the loan origination process.